U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: __________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

LOVARRA

Full Name of Registrant:

N/A

Former Name if Applicable:

85 Broad Street, 16-079

Address of Principal Executive Office (Street and Number)

New York, New York 10004

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In December 2021, LOVARRA, a Nevada corporation (the “Company”) entered into a series of agreements in which the Company acquired a digital platform business that will assist small-to-medium sized businesses in establishing a point-of-presence online (the “AppLogiq Transaction”), which have been disclosed in those Current Reports on Form 8-K, filed by the Company with the Securities and Exchange Commission (“Commission”) on December 1, 2021, December 22, 2021, and January 27, 2022.

Although the closing of the AppLogiq Transaction did not occur until January 2022, a number of operational changes occurred as a result, including that the Company will no longer operate as a shell company following closing of the AppLogiq Transaction, and, on March 24, 2022, the Company’s Board of directors (“Board”) approved the dismissal of Saturna Group Chartered Professional Accountants LLP as the Company's independent registered public accounting firm, and approved the appointment of Centurion ZD CPA & Co. (“Centurion”) as the Company's new independent registered public accounting firm. Such appointment went into effect immediately thereafter, and authorized Centurion to perform independent audit services commencing with the Company’s consolidated financial statements for the fiscal year ending December 31, 2021.

As a result of this change and the AppLogiq Transaction, certain operational information in connection with the AppLogiq Transaction may be reflected in the Company’s audited financial statements for the first time in its Annual Report on Form 10-K.

For the foregoing reasons, the Company requires additional time to complete the procedures relating to its year-end reporting process, including the completion of the Company’s financial statements, and therefore, the Company is unable to file the Annual Report by March 31, 2022, the prescribed filing due date for the Annual Report. The Company expects to file the Annual Report within the extension period provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Matthew S. Brent	808	829-1057
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).	☒ Yes	☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☒ Yes	☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III above, it is anticipated that the Annual Report on Form 10-K will include certain information relating to the Company’s change in business operations prior to and following the closing of the AppLogiq Transaction. Particularly, prior to closing the AppLogiq Transaction, the Company historically operated as a shell company, and thereafter, the Company began operating a digital platform, which allows small-to-medium sized businesses to establish their point-of-presence online. As a result of the significant changes in the Company’s business during the fiscal year ended December 31, 2021 and thereafter, it is anticipated that some changes will be reflected in the Annual Report on Form 10-K when compared to the information included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020. At this time, due to the substantial changes in the business and operations of the Company in connection with the foregoing, and the Company’s continuing efforts to prepare and audit the financial statements of the Company, the Company cannot provide a reasonable estimate of the results of operations for the year ended December 31, 2021.

Forward-Looking Statements

This Form 12b-25 contains certain forward-looking statements that involve substantial risks and uncertainties. When used herein, the terms “intends,” “anticipates,” “expects,” “estimates,” “believes” and similar expressions, as they relate to the Company or our management, are intended to identify such forward-looking statements.

Forward-looking statements in this Form 12b-25 or hereafter, including in other publicly available documents filed with the Commission, reports to the stockholders of the Company and other publicly available statements issued or released by the Company involve known and unknown risks, uncertainties and other factors which could cause the Company’s actual results, performance (financial or operating) or achievements to differ from the future results, performance (financial or operating) or achievements expressed or implied by such forward-looking statements. Such future results are based upon management’s best estimates based upon current conditions and the most recent results of operations. These risks include, but are not limited to, the risks set forth herein and in such other documents filed with the Commission, each of which could adversely affect the Company’s business and the accuracy of the forward-looking statements contained herein. The Company’s actual results, performance or achievements may differ materially from those expressed or implied by such forward-looking statements.

LOVARRA
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

LOVARRA

Date: March 30, 2022	By:	/s/ Matthew S. Brent
		Name:	Matthew S. Brent
		Title:	Chief Executive Officer

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